ASX Market Announcement

Genetic Technologies

Results of General Meeting

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of Genetic Technologies Limited ('Company'), at its General Meeting of shareholders held on 26 September 2019.

All resolutions put to the meeting were passed on a show of hands. The Company received 199,902,693 valid proxy votes in respect of each resolution. The Chairman voted all undirected proxies held at his discretion in favour of each resolution. The instructions given to validly appointed proxies in respect of the resolutions were as follows:

Resolution	For	Against	Abstain	Chairman's Discretion	Excluded
1. Ratify 24/10/18 Share Issue	84,240,870	10,180,216	1,415,408	4,064,993	100,001,206
2. Ratify 6/05/19 Share Issue	80,697,064	13,248,616	1,890,814	4,064,993	100,001,206
3. Ratify 23/05/19 Securities Issue	180,848,676	13,248,616	1,630,408	4,174,993	0
4. Ratify 23/05/19 Securities Issue	181,055,936	13,248,616	1,533,148	4,064,993	0
5. Approve proposed placement	176,569,764	17,529,619	1,738,317	4,064,993	0

Justyn Stedwell
Company Secretary

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products ***GeneType for Breast Cancer*** for non-hereditary breast cancer and ***GeneType for Colorectal Cancer*** are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000